UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

ICL GROUP LTD.

1.  S&P Reaffirms ICL's BBB- Rating with a Stable Outlook

Item 1

S&P Reaffirms ICL's BBB- Rating with a Stable Outlook

The Company hereby reports that S&P has reaffirmed the company’s Long-Term Issuer Default Rating at BBB- with a Stable Outlook. The Company hereby reports that S&P has reaffirmed the company’s Long-Term Issuer Default Rating at BBB- with a Stable Outlook. In addition, S&P reaffirmed the Israeli local rating at ilAA with stable outlook.

The S&P report is attached.

ICL Group Ltd.

Primary Credit Analyst:
Paulina Grabowiec, London (44) 20-7176-7051; paulina.grabowiec@spglobal.com

Secondary Contact:
Tom Dar, RAMAT-GAN (972) 3-753-9722; tom.dar@spglobal.com

Table Of Contents
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Credit Highlights

Outlook

Our Base-Case Scenario

Company Description

Peer Comparison

Business Risk

Financial Risk

Liquidity

Covenant Analysis

Environmental, Social, And Governance

Group Influence

Issue Ratings--Subordination Risk Analysis

Ratings Score Snapshot

Related Criteria

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Credit Highlights

Overview

Key strengths	Key risks
Relative resilience of the fertilizer industry to the recessionary macroeconomic environment caused by the COVID-19 pandemic.	Cyclical and competitive nature of the fertilizer industry.
One of the leading global potash producers and the largest global bromine producer.	Exposure to regulatory changes and political pressure in Israel pertaining to extending the Dead Sea mining concession, which is valid until 2030.

Competitive advantage from mining in the Dead Sea, which provides access to unique high-quality raw materials, logistical advantages, proximity to ports, and a more favorable cost position for potash and bromine than peers.
Large nondiscretionary capital expenditure (capex) requirements at the Dead Sea concession.
Synergies between the manufacturing processes for different specialty chemicals products, which provide added value.	Some exposure of the bromine segment to cyclical end-markets such as oil and gas, automotive, and construction.
Prudent financial policy and adequate liquidity.

S&P Global Ratings forecasts that ICL Group Ltd.'s (ICL's) credit metrics will remain commensurate with the rating in 2020, despite COVID-19-related pressures. The company's operations were minimally disrupted by the coronavirus pandemic in the first quarter of the year. In Spain, mining operations were stopped for about three weeks as restrictions to contain the COVID-19 pandemic were implemented in the country, while in the U.K. operating rates were down about 30% to realign shifts and maintain social-distancing measures. All operations, including those in China, are now back or close to normal levels. We anticipate that the demand for fertilizers will remain generally stable in 2020, while recognizing farmers' tight inventory management and weaker agricultural commodity prices. That said, we also assume that the impact of the pandemic on the agriculture sector and demand for fertilizers will be much lower than for broader chemicals. This reflects the indispensable role of the sector in security of food supply, a factor recognized by the governments by designating it as critical. In bromine, while about 25% of sales are exposed to cyclical oil and gas, automotive, and construction end markets, we anticipate that profits should be supported by resilient demand from pharmaceutical, food, and health care industries, which account for about 8% of sales. We note ICL's proactive measures to bolster cash balances, including drawing $300 million from its $1.1 billion revolving credit facility (RCF), and strict management of capex and working capital.

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ICL Group Ltd.

We anticipate weak potash and phosphate prices in 2020 and a more challenging operating environment.  Several factors drive weaker year-over-year fertilizer pricing. These include the delayed signing of ICL's benchmark potash contract with China at $220 per ton ($70/ton lower than previously), lower oil prices that have a trickle-down effect on ethanol prices (a key driver of corn prices) and ultimately on farmers' incomes, and an oversupplied market in both potash and phosphates that must be absorbed by higher demand. Given our expectations for an economic improvement in 2021, we forecast that ICL's adjusted EBITDA will improve moderately to $1.0 billion-$1.1 billion, from $920 million-$960 million we estimate for 2020. Long-term demand trends for both products are favorable since we expect volumes to increase 1%-3% on average annually, and some future capacity additions are required to meet demand growth. However, both potash and phosphates markets are vulnerable to downturns caused by greater competitive capacity. In addition, fertilizer markets are subject to seasonal fluctuations as well as weather conditions, government policies, foreign exchange rate movements, and contract negotiations with large buyers.

Chart 1

Phosphate Prices 2014 To Date

600
550
500
450
400
350
300
250
200
150
02/02/2015
27/04/2015
20/07/2015
10/12/2015
01/04/2016
03/11/2016
06/03/2016
26/08/2016
18/11/2016
17/02/2017
05/12/2017
08/04/2017
27/10/2017
26/01/2018
20/04/2018
20/07/2018
10/12/2018
01/11/2019
04/05/2019
28/06/2019
20/09/2019
13/12/2019
13/03/2020
06/05/2020
DAP US Gulf NOLA
DAP Cornbelt
DAP Baltic
MAP Brazil Bulk CFR
DAP Morroco

Source: S&P Global Ratings.

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ICL Group Ltd.

Chart 2

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ICL Group Ltd.

Outlook: Stable

The stable outlook reflects our expectation that ICL will maintain S&P Global Ratings-adjusted debt to EBITDA of 3.2x-3.4x, factoring in weak prices for potash and phosphate and the recessionary macroeconomic environment hampering fertilizer and bromine end markets.

We anticipate that ICL will generate adjusted EBITDA of $920 million-$960 million in 2020, supported by its strong position in the fertilizer markets and low production costs in Israel. We consider an adjusted debt-to-EBITDA ratio of 3.0x at the top of the business cycle and 4.0x at the bottom of the cycle to be commensurate with the current rating.

Downside scenario

We would consider a negative rating action if the company's debt to EBITDA was close to 4.0x without near-term prospects of recovery, and its operating performance deteriorated. In the first instance, this could occur due to weakening market conditions, for example as a result of prolonged low prices of potash or phosphate due to sluggish demand or ongoing oversupply in both markets. We could also lower the rating if ICL deviated from its publicly stated dividend policy or embarked on sizable leveraged acquisitions.

Over the medium term, the rating could come under pressure if uncertainty regarding the renewal of the Dead Sea concession continues. In this scenario, we expect the company's business risk to increase, since it currently benefits from inherent advantages of operating in the Dead Sea.

Upside scenario

We would consider a positive rating action if ICL strengthened its financial risk profile such that its adjusted debt to EBITDA remained below 2.5x on a sustainable basis. Rating upside would also depend  on our view on the credit quality of Israel Corp., ICL's main shareholder with a 46% stake.

Our Base-Case Scenario

Assumptions
•  North America GDP contraction of 5.2% in 2020 and 6.2% growth in 2021; Latin America GDP decline of 5.1% in 2020 and 3.8% growth in 2021; Europe GDP contraction of 6.4% in 2020 and 5.1% growth in 2021; and Asia-Pacific GDP growth of 0.7% in 2020 and 6.3% in 2021.

• Brent crude prices of $30 per barrel (bbl) in 2020, $50/bbl in 2021, and $55/bbl in 2022 and beyond.

• On average, both phosphate and potash fertilizer demand increases in the low-single-digit percent area annually, partly due to a growing global population, global GDP growth, and changing diets.

• ICL's revenue at $4.8 billion-$5.0 billion in 2020, recovering to $5.1 billion-$5.2 billion in 2021.

• Annual dividends of up to 50% of the adjusted net profit, in accordance with the dividend policy. Dividends are paid quarterly, which allows for some flexibility in the level of distributions.

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ICL Group Ltd.

• Capex of about $570 million in 2020, in line with that in 2019, and $550 million in 2021. We note that ICL decides the level of investments depending on business confidence and the industry outlook.

• Minimal acquisition of $27 million in February of Growers Holdings, Inc, and no sizable leveraged acquisitions in 2020 or 2021.

 Key metrics

ICL Group Ltd.--Key Metrics*
	--Fiscal year end Dec 31, 2019--
(Mil. $)	2018A	2019A	2020E	2021F
Revenue	5,556	5,271	4,800-5,000	5,100-5,200
EBITDA	1,181	1,201	920-960	1,000-1,100
EBITDA margin (%)	21%	23%	~19%	20%-21%
Capital expenditure	550	557	570	550
Free operating cash flow (FOCF)	81.8	419.0	80-120	> 200
Debt to EBITDA (x)	2.6	2.5	3.2-3.4	< 3.0

*All figures adjusted by S&P Global Ratings. A--Actual. E--Estimate. F--Forecast.

Our revenue forecast factors in the ongoing weak prices for potash and phosphate in 2020. We also consider some deterioration in the bromine business due to applications  in cyclical end markets, such as clear brine in oil and gas drillings, or flame retardant additives in automotive and construction. These are partly offset by ICL's favorable cost position in the Dead Sea, higher volumes following the completion of a facility upgrade in late 2019, and the resilience of its specialty businesses lines. We also note that revenues will be supported by the steady performance of bromine applications  in markets such as pharmaceuticals, agrochemicals, and food, which are largely decoupled from the general macroeconomic conditions.

We note overcapacity in the potash industr y, and hence assume no further meaningful deterioration of prices in 2020. That said, we recognize that the Chinese contracts will provide some certainty to the market with regard to the price floor and offtake of the product. We assume a gradual improvement in potash prices in 2021 if major producers maintain supply discipline, notably as capacity additions from Eurochem Group AG come onstream.

In phosphate, prices will remain under pressure in 2020, owing to abundant supply in the market and competition among the key producers.  An important determinant of prices will be the pace and size of reductions in Chinese phosphate exports, due to environmental concerns, which in our view could help offset some oversupply in the industry.

Specialty products and efficiency gains provide support. Our adjusted EBITDA margin expectation of 19%-21% in 2020-2021 reflects our assumption that profitability will be supported by ICL's specialty products and by efficiency measures in mines in Spain and England. These will partly offset the weakening of margins in the commodity fertilizer business lines.

Company Description

ICL is a multinational company that operates in the manufacturing and marketing of basic and specialty fertilizers based on potash, phosphate, and bromine. The company is organized into four main divisions:

•  Industrial Products (25% of 2019 sales, 26% operating profit margin). Through this key division, ICL manufactures elemental bromine for a wide range of applications  in flame retardants, magnesia and salt products, and energy storage. ICL's Dead Sea operations offer the world's largest reserves with the highest bromine concentration. Together with its two main competitors, Albemarle and Lanxess, ICL accounted for the majority of global bromine production in 2019. Barriers to entry in this market are high, due to access to economically viable reserves of bromine, and stringent requirements for the logistics system (special containers are required for transporting the bromine). ICL uses about 80% of its elemental bromine production internally for the production of higher margin bromine compounds.

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ICL Group Ltd.

•  Potash (26% of sales, 21% operating profit margin). In this segment, ICL produces and markets potash fertilizers and salt extracted from the Dead Sea through a cost-efficient evaporation process, and from a conventional underground mine in Spain. It also transitioned its U.K.-based Boulby mine to the production of advanced polyhalite-based fertilizer (marketed by ICL as Polysulphate) from the production of potash. Even though ICL's potash operations are smaller than key competitors Nutrien, Uralkali, or Mosaic, the company benefits from low production costs, thanks to the evaporation method at the Dead Sea site and the logistical advantage of being close to customers.

•  Phosphate Solutions (36% of sales, 5% operating profit margin). Through this division, ICL operates four open pit mines, three of which are located in the Negev Desert in Israel and one in China. The division uses commodity phosphate as a raw material to develop specialty phosphate products with higher added value, where ICL has 24% of market share globally.

•  Innovative Ag Solutions (13% of sales, 3% operating profit margin). Through this division, ICL offers specialty nitrogen-, potash-, and phosphate-based fertilizers, including water soluble, liquid, and controlled-release products. The division is also ICL's innovative arm responsible for research and development, and digital innovation.

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ICL Group Ltd.

Chart 3

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ICL Group Ltd.

Chart 4

ICL's operations are based primarily on natural resources--potash, bromine, magnesium, and sodium chloride from the Dead Sea; and phosphate rock from the Negev Desert, via concessions and licenses from the Israeli government. Operations are also based on polysulphate and salt mines in Spain and England and on phosphate mines and processing plants in China. ICL is the sixth-largest global potash producer, and the largest global producer of bromine and purified phosphoric acid among others. The company is well diversified geographically, with about 36% of its 2019 revenues generated in Europe, 27% in Asia, 17% in North America, 13% in South America, and the remainder in the rest of the world.

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ICL Group Ltd.

Chart 5

Peer Comparison

Table 1
ICL Group Ltd.--Peer Comparison
Industry sector: Chemical companies
	ICL Group Ltd.	K+S AG	The Mosaic Co.	Uralkali OJSC	EuroChem Group AG
	(BBB-)/(Stable)/--	B/Negative/B	BBB-/Negative/NR	BB-/Stable/--	BB-/Positive/--
	--Fiscal year ended Dec. 31, 2019--
(Mil. $)
Revenue	5,271.0	4,568.1	8,906.3	2,781.9	6,184.0
EBITDA	1,201.0	730.5	1,501.4	1,561.2	1,578.0
Funds from operations (FFO)	947.0	535.5	1,211.8	986.8	1,106.3
Interest expense	140.0	182.6	296.9	276.1	257.4
Cash interest paid	134.0	143.5	243.1	377.3	291.9
Cash flow from operations	976.0	701.9	1,153.5	656.5	906.1
Capital expenditure	557.0	551.7	1,243.7	329.4	868.7
Free operating cash flow (FOCF)	419.0	150.3	(90.2)	327.0	37.4

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ICL Group Ltd.

Table 1
ICL Group Ltd.--Peer Comparison (cont.)
Industry sector: Chemical companies
	ICL Group Ltd.	K+S AG	The Mosaic Co.	Uralkali OJSC	EuroChem Group AG
Discretionary cash flow (DCF)	146.0	96.5	(307.3)	316.9	(747.6)
Cash and short-term investments	191.0	373.9	519.1	482.7	313.4
Debt	3,034.5	4,837.2	4,657.1	5,606.4	5,828.4
Equity	4,061.0	5,044.3	9,367.6	2,105.5	4,983.1
Adjusted ratios
EBITDA margin (%)	22.8	16.0	16.9	56.1	25.5
Return on capital (%)	10.7	2.6	3.3	19.2	12.0
EBITDA interest coverage (x)	8.6	4.0	5.1	5.7	6.1
FFO cash interest coverage (x)	8.1	4.7	6.0	3.6	4.8
Debt/EBITDA (x)	2.5	6.6	3.1	3.6	3.7
FFO/debt (%)	31.2	11.1	26.0	17.6	19.0
Cash flow from operations/debt (%)	32.2	14.5	24.8	11.7	15.5
FOCF/debt (%)	13.8	3.1	(1.9)	5.8	0.6
DCF/debt (%)	4.8	2.0	(6.6)	5.7	(12.8)

We compare ICL with business peers operating in the potash and phosphate fertilizer industry, such as K+S AG, Uralkali OJSC, EuroChem Group AG, and Mosaic Co. ICL's adjusted EBITDA margins have historically lagged those of Eurochem, which benefits from a first-quartile position in phosphate, thanks to access to lower gas prices for Russian producers and a high degree of vertical integration. In comparison with K+S, ICL displays higher margins, reflecting its highly advantageous cost position in potash given its access to high quality raw materials in the Dead Sea, and notwithstanding its high cost position in Spain. By comparison, K+S' profitability has been declining in recent years due to production challenges and the high cost position of its German mines. Overall, the EBITDA margins of ICL, K+S, and Eurochem contrast with Uralkali's superior margins. The latter has large and very low-cost reserves, which position it as the leader on the global cost curve.

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ICL Group Ltd.

Chart 6

ICL Group Ltd. Profitability - Adjusted EBITDA Margin Peer Comparison

70
60
50
40
30
20
10
0
2014
2015
2016
2017
2018
2019
ICL Group Ltd.
K+S AG
EuroChem Group AG
Uralkali OJSC
The Mosaic Co.

Source: S&P Global Ratings.

Business Risk: Satisfactor y

Our assessment of ICL's business risk reflects its position as the sixth-largest global potash producer--a market with continuously increasing demand and few players--and the largest global bromine producer. ICL's business position is underpinned by its inherent advantages, including direct access to a concentrated source of unique high-quality raw materials in the Dead Sea; a good cost position of potash and bromine mining compared with competitors; low storage costs and easier inventory maintenance, due to the dry weather in the Dead Sea area; proximity to ports and strategic clients (notably China and India); and a synergy between  the manufacturing processes for different specialty chemicals products.

Our view of ICL's business is further supported by its wide geographic sales spread, which we believe reduces its exposure to demand shifts due to regional factors (like extreme weather), and by a diversified portfolio of products used in many industries.

ICL's main business risk relates to its dependence on the extension of its Dead Sea concession by the Israeli government in 2030, and its exposure to political pressures and regulatory changes, because it translates into uncertainty as to whether the business will continue  in its current form beyond 2030. There are currently no firm developments in this area. We also note that ICL's position in the commodity phosphate market is weaker than that of peers, for example OCP S.A. or Phosagro PJSC, due to the relatively low quality of the phosphate rock mined in the Negev Desert in Israel, high production costs, and the lack of an alternative mining site as reserves at the current site are dwindling.

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ICL Group Ltd.

Our view on ICL's business is further constrained by the highly cyclical nature of the fertilizer industry. This cyclicality reflects the industry's changing supply-demand balance, which is difficult to predict as it depends on fertilizer price expectations, harvests, the crop mix, farmers' earnings (which depend  on crop prices), the weather, and inventory levels. New supply tends to come on stream and higher cost capacities are curtailed. Political decisions influence both demand and supply, through export allowances or taxes and subsidies in various core markets, especially in India and China.

ICL's ongoing shift from the production of commodity fertilizers to value-added complementary products is an important strategic step to help it stabilize profits through the cycle. It is also continuing its cost efficiency programs at the phosphate mines in China, the production ramp up at the polysulphate mine in England, and consolidation of the mines in Spain. The company is also committing capex to improve capacity, lower production costs, and meet regulatory requirements.

Financial Risk: Significant

Our assessment of ICL's financial risk reflects the cyclical nature of the fertilizer industry, which historically--and as for peers--has led to significant volatility in ICL's adjusted EBITDA. We also factor in ICL's investment needs, which mainly include maintenance capex and obligations to the Israeli government as part of the Dead Sea concession (including the salt harvest project). We also factor in ICL's balanced financial policy, notably with regard to dividend distributions to the parent company, Israel Corp, and to all other shareholders. Over the medium term, ICL's strategy is to enhance its market positions across three core mineral value chains in bromine, potash, and phosphate, as well as expanding its Innovative Ag Solutions business. We understand that the company will execute its growth strategy via bolt-on acquisitions, organic investments, ramp-up of specialty fertilizer products such as polysulphate, innovation through new product development, and new applications  for existing products.

At the same time, ICL is committed to the current rating and to maintaining prudent leverage. Management demonstrated this commitment in 2018, when it used net proceeds of about $900 million from the sale of a fire safety unit to repay about $800 million of debt. The deleveraging was further followed by ICL's board of directors' decision to revise the dividend distribution policy to about 50% of adjusted net income from 70% in 2016.

Under our base-case scenario, we forecast that adjusted debt to EBITDA will be 3.2x-3.4x in 2020, compared with 2.5x in 2019. We don't anticipate any material transactions, with only $27 million outflow for a bolt-on acquisitions of Growers Holdings Inc. in February 2020. Based on reported EBITDA of $900 million-$940 million, capex of about $570 million, and modest working capital outflows, we estimate that ICL will generate $80 million-$120 million of free operating cash flow (FOCF) in 2020. We forecast that FOCF will recover to more than $200 million in 2021, but remain lower than the over $400 million the company generated in 2019.

The fertilizer industry's cyclicality is a structural constraint to its financial risk because it translates into volatility in profits outside of the company's control, as well as large seasonal working capital swings. ICL's track record of navigating the business through the cycle and prudent financial policy are important mitigating factors.

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ICL Group Ltd.

Financial summary
Table 2
ICL Group Ltd.--Financial Summary
Industry sector: Chemical companies
	--Fiscal year ended Dec. 31--
	2019	2018	2017	2016	2015
(Mil. $)
Revenue	5,271.0	5,556.0	5,418.0	5,363.0	5,405.0
EBITDA	1,201.0	1,181.0	1,087.0	1,006.5	1,224.9
Funds from operations (FFO)	947.0	981.8	810.7	776.0	1,086.8
Interest expense	140.0	165.2	175.3	187.5	132.1
Cash interest paid	134.0	143.2	149.3	146.5	118.1
Cash flow from operations	976.0	631.8	859.7	987.0	595.8
Capital expenditure	557.0	550.0	434.0	610.0	598.0
Free operating cash flow (FOCF)	419.0	81.8	425.7	377.0	(2.2)
Discretionary cash flow (DCF)	146.0	(159.2)	188.7	215.0	(350.2)
Cash and short-term investments	191.0	213.0	173.0	116.0	248.0
Gross available cash	161.0	183.0	146.0	96.0	248.0
Debt	3,034.5	3,044.0	3,959.9	4,052.0	3,883.1
Equity	4,061.0	3,915.0	2,930.0	2,659.0	3,188.0

Reconciliation
Table 3
ICL Group Ltd.--Reconciliation Of Reported Amounts With S&P Global Ratings' Adjusted Amounts (Mil. $)
	--Fiscal year ended Dec. 31, 2019--
ICL Group Ltd. reported amounts
	Debt	Shareholders' equity	EBITDA	Operating income	Interest expense	S&P Global Ratings' adjusted EBITDA	Cash flow from operations	Capital expenditure
Reported	2,301.0	3,925.0	1,189.0	756.0	109.0	1,201.0	992.0	576.0
S&P Global Ratings' adjustments
Cash taxes paid	--	--	--	--	--	(120.0)	--	--
Cash interest paid	--	--	--	--	--	(115.0)	--	--
Reported lease liabilities	300.0	--	--	--	--	--	--	--
Postretirement benefit obligations/deferred compensation	439.0	--	9.0	9.0	12.0	--	--	--
Accessible cash and liquid investments	(161.0)	--	--	--	--	--	--	--
Capitalized interest	--	--	--	--	19.0	(19.0)	(19.0)	(19.0)
Share-based compensation expense	--	--	12.0	--	--	--	--	--

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ICL Group Ltd.

Table 3
ICL Group Ltd.--Reconciliation Of Reported Amounts With S&P Global Ratings' Adjusted Amounts (Mil. $) (cont.)
Dividends received from equity investments	--	--	3.0	--	--	--	--	--
Asset-retirement obligations	155.5	--	--	--	--	--	--	--
Nonoperating income (expense)	--	--	--	9.0	--	--	--	--
Reclassification of interest and dividend cash flows	--	--	--	--	--	--	3.0	--
Noncontrolling interest/minority interest	--	136.0	--	--	--	--	--	--
EBITDA: Other	--	--	(12.0)	(12.0)	--	--	--	--
Depreciation and amortization: Asset valuation gains/(losses)	--	--	--	(10.0)	--	--	--	--
Total adjustments	733.5	136.0	12.0	(4.0)	31.0	(254.0)	(16.0)	(19.0)
S&P Global Ratings' adjusted amounts
					Interest	Funds from	Cash flow from	Capital
	Debt	Equity	EBITDA	EBIT	expense	operations	operations	expenditure
Adjusted	3,034.5	4,061.0	1,201.0	752.0	140.0	947.0	976.0	557.0

Liquidity: Adequate

ICL's liquidity is adequate. Our assessment of ICL's liquidity reflects our expectation that the ratio of sources and uses will be around 1.4x in the 12 months from March 31, 2020. Our assessment is underpinned by the company's prudent liquidity management, sufficient unutilized committed credit lines, and good access to the banking system and the Israeli capital markets.

Principal liquidity sources

•  Available unrestricted cash and cash equivalents  of about $500 million on March 31, 2020. We note that cash balances  were boosted by the preventative drawing of $300 million under ICL's committed revolving credit facility (RCF) in March 2020;

•  Availability of about $590 million under a $1.1 billion long-term RCF maturing beyond one year;

•  Our forecast of reported cash FFO of $720 million-$740 million; and

•  About $110 million in proceeds from the issuance of a bond in May 2020.

Principal liquidity uses

•  Short-term debt maturities of about $606 million;

•  Capex of $550 million-$560 million;

•  Working capital outflows (including intrayear) of about $50 million; and

•  Dividend distribution of about $120 million.

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ICL Group Ltd.

Covenant Analysis

We forecast comfortable headroom under the covenants incorporated in ICL's debt agreements. These include:

•  Total shareholders' equity greater than $2 billion;

•  EBITDA net interest cover ratio equal to, or greater than 3.5x;

•  Net financial debt to EBITDA less than 3.5x; and

•  Ratio of certain subsidiaries loans to total consolidated assets of less than 10%.

Environmental, Social, And Governance

We see ESG credit factors for ICL as more exposed in comparison with industry peers', given that it operates a unique natural resource asset in a region facing water scarcity and significant geopolitical tensions. The company conducts its Dead Sea operations under a concession agreement with the Israeli government.

The minerals from the Dead Sea are produced by means of solar evaporation, in which salt sinks to the bottom of one of the pools. As a result of this process, raising the water above a certain level may cause damage to the foundations and hotel buildings located near the shoreline and to other infrastructure on the beach. ICL also draws water from the northern basin of the Dead Sea and transfers it to pools at the southern part of the sea. As a result, the water level has decreased in the Dead Sea's northern basin over the years, most recently at an average annual rate of about 110 centimeters, leading to the creation of sinkholes.

We note that ICL's share of responsibility for the Dead Sea's water depletion is about 23%, with the balance due to evaporation, increased use of upstream water by neighboring countries (including Israel), and less rain in general. Over the longer term, we believe this situation may create pressure on ICL to reduce its use of Dead Sea minerals, which could have an adverse effect on its business.

In addition, ICL is exposed to lawsuits in connection with malfunctions at its plants resulting in an ecological environmental impact. For example, in 2017, a pool used to store water gypsum formed in production processes in the Negev collapsed. This event led to severe environmental pollution. Class action suits were filed against ICL and it was required to bear long-term costs relating to rehabilitation programs. Such costs are hard to predict but could influence the financial and credit metrics of the company if incurred.

Group Influence

ICL is 45.9% owned by Israel Corp., whose shares are traded on the Tel Aviv Stock Exchange. The balance of shares are owned by institutional and public investors and traded on the Tel Aviv and the New York Stock Exchanges.

Israel Corp's asset portfolio is dominated by its controlling stake in ICL (about 88% of Israel Corp's portfolio value as of May 31, 2020). It is also the major shareholder of Oil Refineries Ltd. (ORL), an Israel-based energy company (about 12% of its portfolio value).

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ICL Group Ltd.

Israel Corp.'s main source of cash for its debt service are the dividends from ICL, bearing in mind that ORL's dividends are relatively limited. Notwithstanding this status, we view ICL's credit quality as insulated from the estimated credit quality of Israel Corp. due to relatively strong Israeli legislative and regulatory protection frameworks, where both companies are incorporated. We recognize that five out of 10 board members of ICL are independent, and five are nominated by Israel Corp.

That said, we understand that Israel Corp.'s stated strategy is to expand its holding portfolio to new industries, through acquisitions. While the implementation of this strategy may take time and could be delayed due to COVID-19, we understand from management that it will not lead to an increase in net debt over time. In our view, this represents an important area of uncertainty with regard to the credit quality of the parent, notwithstanding our view of ICL's insulation.

Issue Ratings--Subordination Risk Analysis

Capital str ucture
ICL's capital structure consists primarily of senior unsecured debt issued at the parent or 100%-owned financing entity level. There is no material secured debt.

Analytical conclusions
ICL's debt is rated 'BBB-', the same as the issuer credit rating, because ICL does not have any material secured debt, limiting the risk of subordination for lenders of unsecured debt.

Ratings Score Snapshot

Issuer Credit Rating

Foreign Currency:  BBB-/Stable/--

Business risk: Satisfactory

● Country risk: Intermediate

● Industry risk: Intermediate

● Competitive position: Satisfactory

Financial risk: Significant

● Cash flow/leverage: Significant

Anchor: bbb-

Modifiers

● Diversification/portfolio effect: Neutral (no impact)

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ICL Group Ltd.

● Capital str ucture: Neutral (no impact)

● Financial policy: Neutral (no impact)

● Liquidity: Adequate (no impact)

● Management and gover nance: Fair (no impact)

● Comparable rating analysis: Neutral (no impact)

Related Criteria

•  General Criteria: Group Rating Methodology, July 1, 2019

•  Criteria | Corporates | General: Corporate Methodology: Ratios And Adjustments, April 1, 2019

•  General Criteria: Methodology For National And Regional Scale Credit Ratings, June 25, 2018

•  Criteria | Corporates | General: Reflecting Subordination Risk In Corporate Issue Ratings, March 28, 2018

•  Criteria | Corporates | General: Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Dec. 16, 2014

•  General Criteria: Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013

•  Criteria | Corporates | General: Corporate Methodology, Nov. 19, 2013

•  General Criteria: Methodology: Industry Risk, Nov. 19, 2013

•  General Criteria: Methodology: Timeliness Of Payments: Grace Periods, Guarantees, And Use Of 'D' And 'SD' Ratings, Oct. 24, 2013

•  General Criteria: Methodology: Management And Governance Credit Factors For Corporate Entities, Nov. 13, 2012

•  General Criteria: Use Of CreditWatch And Outlooks, Sept. 14, 2009

Business And Financial Risk Matrix
Business Risk Profile	Financial Risk Profile
	Minimal	Modest	Intermediate	Significant	Aggressive	Highly leveraged
Excellent	aaa/aa+	aa	a+/a	a-	bbb	bbb-/bb+
Strong	aa/aa-	a+/a	a-/bbb+	bbb	bb+	bb
Satisfactory	a/a-	bbb+	bbb/bbb-	bbb-/bb+	bb	b+
Fair	bbb/bbb-	bbb-	bb+	bb	bb-	b
Weak	bb+	bb+	bb	bb-	b+	b/b-
Vulnerable	bb-	bb-	bb-/b+	b+	b	b-

Ratings Detail (As Of June 29, 2020)*
ICL Group Ltd.
Issuer Credit Rating
Foreign Currency	BBB-/Stable/--
Senior Unsecured	BBB-

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ICL Group Ltd.

Ratings Detail (As Of June 29, 2020)*(cont.)
Issuer Credit Ratings History
27-Oct-2016	Foreign Currency	BBB-/Stable/--
20-Jun-2016		BBB/Watch Neg/--
29-Oct-2015		BBB/Negative/--

* Unless otherwise noted, all ratings in this report are global scale ratings. S&P Global Ratings’ credit ratings on the global scale are comparable across countries. S&P Global Ratings’ credit ratings on a national scale are relative to obligors or obligations within that specific country. Issue and debt ratings could include debt guaranteed by another  entity, and rated debt that an entity guarantees.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
Name: Kobi Altman
Title: Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
Name: Aya Landman
Title: Global Company Secretary

Date: June 29, 2020